Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the
Company’s Affairs for the Period Ended

March 31, 2019

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the three months ended March 31, 2019 (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2018 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content and commerce services (through “Walla”) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-3.2019	1-3.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%
Profit	300	260	40	15.4
EBITDA [1]	977	987	(10)	(1.0)

Results for the Quarter, as compared to the same quarter last year, were affected by higher operating profits. These were due to lower expenses offset by lower revenues across all Group segments.

	1-3.2019	1-3.2018
EBITDA calculation	NIS millions	NIS millions
Operating profit	511	462
Depreciation, amortization, and impairment	466	525
EBITDA	977	987

[1]	EBITDA - In light of the continued impairment of DBS’s and Walla’s property, plant and equipment and intangible assets, the definition for EBITDA was updated in the Quarter as follows: operating profit before depreciation, amortization and continued losses from impairment of property, plant and equipment and intangible assets (See Notes 3.1 and 5 to the financial statements).

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	March 31, 2019	March 31, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Cash and current investments	2,612	3,216	(604)	(18.8)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, including loan and debenture repayments.
Current and non-current trade and other receivables	2,550	2,599	(49)	(1.9)	The decrease was mainly attributable to the Cellular Communications segment, due to a decrease in trade receivables following a decrease in revenues from installment-based handset sale.
Eurocom D.B.S.	-	25	(25)	(100)	In 2018, the Company completely wrote off the debt balance from excess advances paid on the second contingent consideration following the purchase of DBS’s shares and loans.
Inventory	102	130	(28)	(21.5)	The decrease was mainly attributable to the Multi-Channel Television segment and the International Communications, Internet, and NEP Services segment.
Broadcasting rights	69	451	(382)	(84.7)	The decrease was due to the asset’s impairment in DBS. See Note 5 to the financial statements.
Usage right assets	1,444	1,417	27	1.9
Property, plant and equipment	6,215	6,782	(567)	(8.4)	The decrease was mainly due to the asset’s impairment in DBS. See Note 5 to the financial statements.
Intangible assets	1,923	2,728	(805)	(29.5)	The decrease was mainly due to impairment and amortization of excess costs attributed to DBS, and impairment of other intangible assets in DBS. See Note 5 to the financial statements.
Deferred tax assets	1,193	1,027	166	16.2	The increase was mainly due to deferred tax assets from employee benefit plans and the write-off of a tax reserve due to DBS’s impairment. See also Note 6 to the financial statements.
Deferred costs and non-current investments	463	547	(84)	(15.4)	The decrease includes, among other things, impairment of a subscriber acquisition asset in DBS at the end of 2018, and a decrease of assets in the International Communications, Internet, and NEP Services segment.
Investment property	58	-	58	-	The balance includes an estimate for permit fees and betterment taxes on the Sakia asset. For more information, see Note 16.1 to the financial statements.
Total assets	16,629	18,922	(2,293)	(12.1)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.1.	Financial Position (Contd.)

	March 31, 2019	March 31, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,156	12,156	(1,000)	(8.2)	Debenture and loan repayments, offset by debenture issuances in the Domestic Fixed-Line Communications segment.
Liabilities for leases	1,483	1,434	49	3.4
Trade and other payables	1,845	1,820	25	1.4
Employee benefits	982	558	424	76.0	The increase was due to a provision for an early retirement plan in the Domestic Fixed-Line Communications segment in 2018, and in the Multi-Channel Television segment in the Quarter.
Current and deferred tax liabilities	64	129	(65)	(50.4)	The decrease was mainly due to an advance paid on betterment taxes on the sale of the Sakia asset.
Other liabilities	352	400	(48)	(12.0)	The decrease was mainly attributable to a decrease in derivatives in the Domestic Fixed-Line Communications segment.
Total liabilities	15,882	16,497	(615)	(3.7)
Total equity	747	2,425	(1,678)	(69.2)	Equity comprises 4.5% of the balance sheet total, as compared to 12.8% of the balance sheet total on March 31, 2018. This decrease in equity was due to losses in 2018 and a dividend payment.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.2	Results of operations

1.2.1	Highlights

	1-3.2019	1-3.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	2,256	2,361	(105)	(4.4)	The decrease was due to lower revenues across all of the Group’s primary segments.
Operating and general expenses	812	841	(29)	(3.4)	The decrease was mainly attributable to the Cellular Communications segment.
Salaries	492	510	(18)	(3.5)	This decrease was attributable mainly to the International Communications, Internet and NEP Services segment.
Depreciation, amortization and impairment	466	525	(59)	(11.2)	The decrease in depreciation and amortization costs was mainly due to impairment of depreciable assets and excess costs in DBS in the fourth quarter of 2018. On the other hand, in the Quarter the item included an ongoing impairment of DBS’s assets (property, plant and equipment and intangible assets). See Note 5 to the financial statements.
Other operating expenses (income), net	(25)	23	(48)	-	The decrease was attributable to the Domestic Fixed-Line Communications segment, mainly due to capital gains and a decrease in the provision for termination of employment by way of early retirement. The decrease was offset by expenses from early retirement plans for employees in the Multi-Channel Television segment (see Note 7 to the financial statements).
Operating profit	511	462	49	10.6
Finance expenses, net	99	108	(9)	(8.3)	This decrease in net finance expenses was attributable to the Domestic Fixed-Line Communications segment.
Share in losses of investees	-	1	(1)	(100)
Income tax	112	93	19	20.4
Profit for the period	300	260	40	15.4

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-3.2019		1-3.2018
	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	1,043	46.2	1,063	45.0
Cellular Communications	578	25.6	619	26.2
International Communications, Internet and NEP Services	341	15.1	352	14.9
Multi-Channel Television	343	15.2	375	15.9
Other and adjustments	(49)	(2.1)	(48)	(2.0)
Total	2,256	100	2,361	100

	1-3.2019		1-3.2018
	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	531	50.9	473	44.5
Cellular Communications	(10)	(1.7)	2	0.3
International Communications, Internet and NEP Services	34	10.0	34	9.7
Multi-Channel Television	*(59)	(17.2)	(1)	(0.3)
Other and adjustments	*15	-	(46)	-
Consolidated operating profit/ % of Group revenues.	511	22.7	462	19.6

*	The Multi-Channel Television segment’s results are presented net of impairment losses as detailed in Note 5 to the financial statements. These impairment losses are presented under the Adjustments item.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.2.2	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-3.2019	1-3.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	269	302	(33)	(10.9)	The decrease was due to lower average revenues per phone line and a decrease in the number of lines.
Internet - infrastructure	397	396	1	0.3	Growth in internet subscribers through the wholesale service, and growth in ARPU (retail) and revenues from internet equipment, were offset by a decrease in the number of retail internet subscribers.
Transmission, data communications and others	306	303	3	1.0
Digital and cloud services	71	62	9	14.5	The increase was due, among other things, to IP Centrex and cyber services.
Total revenues	1,043	1,063	(20)	(1.9)
General and operating expenses	141	140	1	0.7
Salaries	233	228	5	2.2
Depreciation and amortization	207	204	3	1.5
Other operating expenses (income), net	(69)	18	(87)	-	The change was mainly due to capital gains on real estate sales and a decrease in the provision for termination of employment by way of early retirement in the Quarter, as compared to expenses from termination of employment by way of early retirement in the same quarter last year.
Operating profit	531	473	58	12.3
Finance expenses, net	106	121	(15)	(12.4)	The decrease in net finance expenses was mainly due to finance expenses recognized in the corresponding period last year, following a reduction in the fair value of the amount which was expected to be repaid to the Company on DBS’s acquisition.
Income tax	104	89	15	16.9
Segment profit	321	263	58	22.1

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	1-3.2019	1-3.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Services	417	431	(14)	(3.2)	The decrease was mainly due to lower rates and migration of existing customers to cheaper plans offering greater data volumes at current market prices. This decrease in rates was partially offset by growth in the post-paid customer base.
Equipment sales	161	188	(27)	(14.4)	The decrease was mainly due to lower sales volumes.
Total revenues	578	619	(41)	(6.6)
General and operating expenses	337	359	(22)	(6.1)	The decrease was mainly due to a reduction in the cost of handset sales and continued downsizing and streamlining of operating expenses.
Salaries	94	100	(6)	(6.0)	The decrease was mainly attributable to a reduction in the number of employee positions.
Depreciation and amortization	157	158	(1)	(0.6)
Operating profit (loss)	(10)	2	(12)	-
Finance income, net	13	11	2	18.2
Income tax	1	4	(3)	(75.0)
Segment profit	2	9	(7)	(77.8)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.2.2	Operating segments (contd.)

D.	International Communications, Internet and NEP Services

	1-3.2019	1-3.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	341	352	(11)	(3.1)	The decrease was mainly due to lower revenues from international calls and internet operations and lower revenues from outsourcing services following the sale of these operations in the second quarter of 2018. This decrease was offset by increased revenues from telecom services to businesses and licensing and equipment sales to businesses.
General and operating expenses	194	189	5	2.6	The increase was due to higher local and international bandwidth expenses and higher cost of sales on licensing and equipment to businesses. The increase was offset by lower international call expenses.
Salaries	67	84	(17)	(20.2)	The decrease was due to the sale of outsourcing operations in the second quarter of 2018.
Depreciation and amortization	46	43	3	7.0	The increase was due to an increase in amortization of the subscriber acquisition asset and international bandwidth.
Other operating expenses	-	2	(2)	(100)
Operating profit	34	34	-	-
Finance expenses, net	2	3	(1)	(33.3)
Tax expenses	7	7	-	-
Segment profit	25	24	1	4.2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television
	1-3.2019*	1-3.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	343	375	(32)	(8.5)	The decrease was mainly due to lower ARPU and a decrease in the number of customers.
General and operating expenses	226	237	(11)	(4.6)	The decrease was mainly due to lower advertising and marketing expenses and miscellaneous expenses, offset by higher content expenses.
Salaries	55	58	(3)	(5.2)	The decrease was mainly attributable to a reduction in the number of employee positions.
Depreciation and amortization	78	79	(1)	(1.3)
Other operating expenses, net	43	2	41	-	The increase was due to expenses from an employee retirement plan (see Note 7 to the financial statements).
Operating (loss)	(59)	(1)	(58)	-
Finance expenses (income), net	5	(3)	8	-	Net finance expenses were up, mainly due to changes in the fair value of financial assets, offset by lower finance costs on debentures.
Tax expenses	-	1	(1)	(100)
Segment profit (loss)	(64)	1	(65)	-

*	The Multi-Channel Television segment’s results for the Quarter are presented net of impairment. See Notes 5 and 14 to the financial statements.

This matches the way that the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Furthermore, see Note 15.3 for highlights from DBS’s financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.3	Cash flow

	1-3.2019	1-3.2018	Change
	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	765	909	(144)	(15.8)	The decrease in net cash from operating activities was mainly due to changes in working capital, partially offset by a decrease in income tax payments on final tax assessments in the corresponding quarter last year. This decrease was reported across all of the Group’s primary segments.
Net cash used in investing activities	(268)	(1,451)	1,183	(81.5)	The decrease in net cash used in investing activities was mainly due to net proceeds of NIS 55 million on redemption of bank and other deposits in the Domestic Fixed-Line Communications segment, compared with a NIS 1.1 billion net investment in bank and other deposits in the same quarter last year.
Net cash from (used in) financing activities	(122)	187	(309)	-	The change in net cash used in financing activities was due to loans undertaken by the Domestic Fixed-Line Communications segment in the same quarter last year.
Net increase (decrease) in cash	375	(355)	730	-

Average volume in the reported Quarter:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 11,168 million.

Supplier credit: NIS 870 million.

Short-term credit to customers: NIS 1,767 million. Long-term credit to customers: NIS 335 million.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

1.3	Cash flow (contd.)

As of March 31, 2019, the Group had a working capital surplus of NIS 293 million, as compared to a working capital surplus of NIS 1,215 million on March 31, 2018.

According to its separate financial statements, the Company had a working capital surplus of NIS 61 million as of March 31, 2019, as compared to a working capital surplus of NIS 1,098 million on March 31, 2018.

This decrease in the Group’s and the Company’s working capital surplus was attributable to a decrease in current assets, mainly due to a decrease in cash balances and an increase in employee benefit liabilities through early retirement plans.

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure of a material valuation

The following table discloses a material valuation pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970:

DBS
Subject of valuation	Value in use of D.B.S Satellite Services (1998) Ltd. in order to test for impairment of intangible assets.

Date of valuation	March 31, 2019; the valuation was signed on May 13, 2019.

Value prior to the valuation	Negative amount of NIS (144) million.

Value set in the valuation	Negative amount of NIS (232) million.

Assessor’s identity and profile	Prometheus Financial Advisory Ltd. The work was conducted by a team headed by Gideon Peletz, CPA, who holds a BA in Accounting and Economics from Tel Aviv University. Mr. Peletz has extensive experience in valuation, financial statement analysis, preparing expert opinions, and performing various financial advisory studies for companies and businesses. The assessor has no dependence on the Company. The Company has undertaken to indemnify the assessor for damages exceeding three times their fee, unless they acted maliciously.

Valuation model	Value in use

Assumptions used in the valuation	Discount rate - 8.5% (post-tax). Permanent growth rate - 0%. Scrap value of total value set in valuation - N/A.

For more information, see Note 5 to the financial statements.

Despite the negative enterprise value assigned to DBS, the Company supports DBS by approving credit facilities or investing in DBS’s equity (see Note 4.3 to the financial statements). The Company’s support of DBS is due, among other things, to the current and expected future contribution of the Multi-Channel Television operations to the Bezeq Group’s overall operations.

2.2	Due to claims filed against the Group, and for which exposure cannot yet be estimated or assessed at this time, the auditors have drawn attention to the matter in their opinion of the financial statements.

2.3	For information on material events subsequent to the financial statements’ date, see Note 16 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended March 31, 2019

3.	Details of debt certificate series

On April 8, 2019, Midroog Ltd. maintained its Aa2.il rating for the Company’s Debentures (Series 6, 7, 9, and 10) and changed its outlook from stable to negative (see immediate report, ref. no. 2019-01-032406). Furthermore, on May 7, 2019, S&P Global Ratings Maalot Ltd. affirmed its ilAA/Negative rating for the Company (see immediate report, ref. no. 2019-01-039834).

The rating reports are included in this Board of Directors’ Report by way of reference.

4.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of March 31, 2019, see the Company’s reporting form on the MAGNA system, dated May 30, 2019.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Dudu Mizrahi
Chairman of the Board	CEO

Signed: May 29, 2019